UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

Under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934

Commission File Number: 000-54372

Industrial Income Trust Inc.

(Western Logistics II LLC, as successor by merger to Industrial Income Trust Inc.)

(Exact name of registrant as specified in its charter)

c/o GLP US Management, LLC

Two North Riverside Plaza

Suite 2350

Chicago, IL 60606

312-940-5300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*	Pursuant to the Agreement and Plan of Merger, dated as of July 28, 2015, by and among Industrial Income Trust Inc., Western Logistics LLC and Western Logistics II LLC, Industrial Income Trust Inc. merged with and into Western Logistics II LLC on November 4, 2015, at which time the separate corporate existence of Industrial Income Trust Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Western Logistics II LLC, as successor by merger to Industrial Income Trust Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 4, 2015	WESTERN LOGISTICS II LLC, as successor by merger to Industrial Income Trust Inc.

	By:	/s/ Neil A. Klein
	Name:	Neil A. Klein
	Title:	General Counsel, Executive Vice President and Secretary